                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                ----------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                     AMERCO
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.25 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02359100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Grover T. Wickersham, Esq.
                           Grover T. Wickersham, P.C.
                         430 Cambridge Avenue, Suite 100
                               Palo Alto, CA 94306
                           Telephone:  (415) 323-6400

- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       This document consists of 14 Pages.
                    Index to Exhibits is located on Page 14.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                             PURSUANT TO RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     The Reporting Person filed with the Securities and Exchange Commission (the "Commission") his original Schedule 13D on May 14, 1994 (the "Original Schedule 13D"). This Amendment No. 1, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), amends and supplements the cover page and statements under Items 4 through 7 of the Original Schedule 13D. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

     The Reporting Person and other AMERCO stockholders entered into that certain Amended and Restated Stockholder Agreement, dated as of May 11, 1992 (the "Stockholder Agreement"), which Agreement is described in the Schedule 13D filed with the Commission on May 21, 1992 by a group (as that term is used in Section 13(d)(3) of the 1934 Act), consisting of each of the signatories to such Agreement (the "Group"). Such Schedule 13D has been subsequently amended by Amendment No. 1 filed with the Commission on August 21, 1992, by Amendment No. 2 filed with the Commission on April 19, 1993, Amendment No. 3 filed with the Commission on June 12, 1993, Amendment No. 4 filed with the Commission on September 17, 1993, Amendment No. 5 filed with the Commission on April 25, 1994, Amendment No. 6 filed with the Commission on May 31, 1994, Amendment No. 7 filed with the Commission on September 9, 1994, Amendment No. 8 filed with the Commission on December 19, 1994 and Amendment No. 9 filed with the Commission on or about July 2, 1995. The Reporting Person did not sign the Group's Amendment No. 9. He has taken the position that the Stockholder Agreement was terminated due to breaches of certain operative provisions of the Share Repurchase and Registration Rights Agreement of Sophia M. Shoen (another member of the Group, as constituted by the May 11, 1992 Stockholder Agreement) and her subsequent notice of termination of the Stockholder Agreement as a result thereof.

     This Amendment No. 1 to Schedule 13D is filed by the Reporting Person in his individual capacity and not as a member of the Group, based on his position that he is no longer a member of the Group.


COVER PAGE

     The cover page is hereby amended in its entirety to reflect the Reporting Person's current ownership of AMERCO Common Stock, as follows:

                                   SCHEDULE 13D

                                                       -------------------------
    CUSIP NO. 02359100                                                    Page 4
                                                       -------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

1.                          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  PAUL F. SHOEN
- --------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3.                                SEC USE ONLY

- --------------------------------------------------------------------------------
4.                              SOURCE OF FUNDS*

                                       00
- --------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)            / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
- --------------------------------------------------------------------------------
     NUMBER OF
     SHARES              7.   SOLE VOTING POWER
     BENEFICIALLY                                      2,493,058
     OWNED BY            -------------------------------------------------------
     EACH                8.   SHARED VOTING POWER
     REPORTING                                              0
     PERSON WITH         -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER
                                                       2,493,058
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                                                            0
                         -------------------------------------------------------
                         11.  AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
                                                       2,493,058
                         -------------------------------------------------------
                         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN  SHARES  / /
                         -------------------------------------------------------

                         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       7.4%
                         -------------------------------------------------------
                         14.  TYPE OF REPORTING PERSON IN

                         -------------------------------------------------------

ITEM 4.   PURPOSE OF TRANSACTION

     The information set forth in Item 4 is amended in its entirety to read as follows:

I.   DISPUTES

     The Reporting Person has been engaged in a series of disputes with AMERCO, its directors and other related parties, which briefly can be summarized as follows:

THE PROXY LITIGATION

     On May 4, 1994, the Reporting Person delivered to AMERCO, in accordance with Article II, Section 5 of AMERCO's Restated By-laws, three notices of action to be taken at the 1994 Annual Stockholders Meeting of AMERCO (the "1994 Annual Meeting"): the Reporting Person (i) nominated himself to stand for election as one of the two Class IV Directors to be elected at the 1994 Annual Meeting; (ii) submitted one shareholder proposal pursuant to Rule 14a-8 under the 1934 Act, which sought to have AMERCO include in its proxy statement for the 1994 Annual Meeting a proposal to amend and replace Article VII, Section 2, of the AMERCO Restated By-laws by deleting the then-existing Article VII, Section 2 in its entirety and by substituting in its place a new Article VII, Section 2, which would terminate the restrictions on proposed sales, transfers, dispositions of shares of AMERCO Common Stock (the "right of first refusal"); and (iii) submitted three additional shareholder proposals concerning shareholder liquidity and shareholder value for consideration at the 1994 Annual Meeting. (In January 1995, AMERCO's Board of Directors revised the right of refusal provision in the Restated By-laws to permit sales, transfers and other dispositions of the AMERCO common stock by the ESOP Trust, in a bona fide underwritten public offering or in a bona fide distribution pursuant to Rule 144 under the 1933 Act. See the discussion under "The Settlement with AMERCO and Related Parties," below.)

     Reporting Person commenced solicitation of proxies for the 1994 Annual Meeting, but AMERCO and other parties refused to send the Reporting Person's proxy statement to persons who own AMERCO Common Stock through the AMERCO ESOP.

     As a result of the inability of the Reporting Person to communicate adequately with AMERCO stockholders concerning his nomination and stockholder proposals, on or about July 19, 1994, the Reporting Person filed a complaint in the United States District Court for the District of Nevada (the "District Court"), Case No. CV-N-94-0475-ECR (the "Proxy Litigation"), asserting claims for legal and equitable relief against (i)AMERCO, (ii) Edward J. Shoen, Richard
J. Herrera, Mark V. Shoen, Aubrey K. Johnson, William E. Carty, James P. Shoen, Charles J. Bayer and John M. Dodds (collectively, the "AMERCO Directors"), (iii) the AMERCO ESOP and (iv)Donald W. Murney and Gary B. Horton (with Edward J. Shoen, the "ESOP Trustee"). On or about July 20, 1994, the District Court entered its Order temporarily restraining the holding of the 1994 Annual Meeting (the "TRO"). Such TRO was subsequently extended. On or about October 5, 1994, the District Court entered its Memorandum and Order, vacating the TRO and issuing a preliminary injunction granting certain relief to the Reporting Person (the "Preliminary Injunction"). On or about October 11, 1994, AMERCO, the AMERCO Directors, the AMERCO ESOP and the ESOP Trustee filed their respective Notices of Appeal from the Preliminary Injunction to the United States Court of Appeals for the Ninth Circuit. On or about October 24, 1994, the District Court entered an Order modifying the Preliminary Injunction (the "Modifying Order"). On or about November 10, 1994, AMERCO, the AMERCO Directors, the AMERCO ESOP and the ESOP Trustee filed their respective Notices of Appeal from the Modifying Order to the United States Court of Appeals for the Ninth Circuit. There has been no final adjudication on the merits of any claim, defense, allegation or issue in the Proxy Litigation, and no final ruling or determination in the appeals. However, the disputes arising out of the Proxy Litigation have been settled. The case in chief and all appeals were dismissed as of February 10, 1995, as discussed below. See "The Settlement with AMERCO and Related Parties."

THE ARBITRATION/TERMINATION OF STOCKHOLDER AGREEMENT

     On or about April 8, 1994, the Reporting Person commenced an arbitration proceeding against AMERCO pursuant to Section 4.11 of that certain Share Repurchase and Registration Rights Agreement between the Reporting Person and AMERCO, dated as of March 1, 1992 (the "Paul Shoen Registration Rights Agreement"). In the arbitration, the Reporting Person requested various forms of relief with respect to his demand to exercise certain registration rights and certain share repurchase rights provided in the Paul Shoen Registration Rights Agreement. He was joined in these proceedings by Sophia M. Shoen, who had entered into a separate Share Repurchase and Registration Rights Agreement with AMERCO, dated as of May 1, 1992 (the "Sophia Shoen Registration Rights Agreement"). These arbitration proceedings are jointly referred to herein as the "Arbitration."

     A portion of the Arbitration focused on the Reporting Person's contention that AMERCO had breached the Paul Shoen Registration Rights Agreement by failing to timely (i) register a portion of his AMERCO Common Stock and (ii) honor his share repurchase rights, as required by the Paul Shoen Registration Rights Agreement. AMERCO finally agreed to proceed with and did close the final repurchase transaction in January 1995. The public offering of the Reporting Person's shares was closed in March 1995.

     Also in the Arbitration, Sophia Shoen claimed that AMERCO breached certain provisions of the Sophia Shoen Registration Rights Agreement, giving her the right to terminate the Stockholder Agreement after notice and a failure to cure. On January 5, 1995, Mark V. Shoen, one of the parties to the Stockholder Agreement, filed a complaint in the Superior Court of Maricopa County, Case No. CV9500235, against Sophia Shoen, seeking a declaratory judgment that the Stockholder Agreement has not been terminated and remains in full force and effect. Sophia Shoen has answered this complaint and counterclaimed for a declaration that the Stockholder Agreement has terminated.

     In February 1995, the Reporting Person entered into an agreement with AMERCO and certain related parties which, in part, settled the Reporting Person's claims in the arbitration. However, Sophia Shoen continued the arbitration proceedings through to their conclusion.

     In December 1995, the arbitrators issued their "Decision and Order Regarding Liability." The majority of the three-member arbitration panel concluded that AMERCO failed to comply with its obligations in Section 3.02(a) and Section 3.13 of the Sophia Shoen Registration Rights Agreement. The Stockholder Agreement, by its terms, may be terminated upon "the Company's failure to comply with Section 3.02(a) of the Sophia Shoen Repurchase and Registration Rights Agreement . . ." and terminates upon the stockholders' receipt of notice from Sophia Shoen that (i) the Company did not comply with
Section 3.02(a) and (ii) as a result thereof, she desires to terminate the agreement. Ms. Shoen gave such notice to the members of the Group in July 1994. No new stockholder agreement has been entered into in which the Reporting Person is a party.

     To the knowledge of the Reporting Person, there has been no adjudication on the merits of any claim, defense, allegation or issue in Mark Shoen's declaratory judgment lawsuit.

THE SHAREHOLDER LITIGATION

     On or about August 2, 1988, an action was commenced in the Superior Court of the State of Arizona, Maricopa County, by certain AMERCO shareholders against, INTER ALIA, AMERCO and the persons who constituted the AMERCO Board of Directors as of July 1988, including the Reporting Person. That lawsuit is captioned SAMUEL W. SHOEN, M.D., ET AL. V. EDWARD J. SHOEN, ET AL., Case No. CV 88-20139 and is referred to herein as the "Shareholder Litigation."

     On or about December 5, 1989, the Reporting Person, in his capacity as an officer or director of AMERCO, entered into an indemnification agreement with AMERCO, dated as of February 6, 1989. Such Indemnification Agreement was amended as of February 8, 1990. This agreement, as amended, is referred to herein as the "Indemnification Agreement."

     The Shareholder Litigation came on for trial on August 17, 1994. Based on the plaintiffs' theory of damages, the court ruled that plaintiffs could only submit their case to the jury if they elected to transfer their stock to the defendants at a price equal to the value of their stock in 1988. On October 7, 1994, the jury determined that such value was $81.12 per share, or approximately $1.48 billion. Upon post-trial motions, the judge determined the value of plaintiffs' stock in 1988 to be approximately $461.8 million or $25.30 per share. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur (reduction), and judgment was entered on February 21, 1995 (the "Arizona Judgment"). Based on the judgment, the six defendants, including the Reporting Person, were held to be jointly and severally liable for the full amount of the Arizona Judgment. In addition, punitive damages in the amount of $7.0 million (reduced from the $70 million in punitive damages awarded by the jury) were assessed against Edward J. Shoen, one of the defendants.

THE SETTLEMENT WITH AMERCO AND RELATED PARTIES

     On or about February 3, 1995, the Reporting Person entered into a settlement agreement with AMERCO, the AMERCO Directors, the AMERCO ESOP and the ESOP Trustee (the "Settlement Agreement"). The Settlement Agreement was intended to settle outstanding disputes among the parties with respect to the Proxy Litigation, the Arbitration as it pertains to the Reporting Person, the Costs of Defense Dispute and other controverted matters among the parties. The following summary of the settlement is qualified in its entirety by the Settlement Agreement, a copy of which is attached as an exhibit to this Amendment No. 1 to
Schedule 13D.

     Pursuant to the Settlement Agreement, the Reporting Person was paid $925,000 by AMERCO.

     The AMERCO Directors agreed to nominate the Reporting Person for election at the delayed 1994 Annual Meeting and to include him on management's slate of directors. AMERCO and the AMERCO Directors agreed to select and appoint three independent Trustees for the AMERCO ESOP; the Reporting Person agreed to withdraw his shareholder proposals and to refrain from soliciting proxies for the 1994 Annual Meeting. In addition, he agreed to enter into a new stockholder agreement containing the same terms and conditions as the original Stockholder Agreement in the event the Stockholder Agreement is terminated as a result of Sophia Shoen's claims in the Arbitration. The parties agreed to, and did, exchange mutual releases and stipulated to dismissals of all proceedings in the Proxy Litigation, including all appeals, and the Arbitration as it pertained to the Reporting Person.

     With respect to the Shareholder Litigation, AMERCO reaffirmed that it will afford the Reporting Person the same defense and indemnification rights that are afforded to the other defendants in the Shareholder Litigation. Other agreements were made with respect to payments of fees and expenses of the Reporting Person in the event of retrials, appeals and other actions that could arise in the Shareholder Litigation.

     See discussion below under "Chapter 11 Federal Bankruptcy Filings by Certain Defendants in the Shareholder Litigation/Adversary Proceeding to Enjoin the Annual Meetings of Stockholders" for a discussion of the continued delay in holding the 1994 Annual Meeting at which the Reporting Person has an agreement from AMERCO and the current directors to nominate him as a part of management's slate.

CHAPTER 11 FEDERAL BANKRUPTCY FILINGS BY CERTAIN DEFENDANTS IN THE SHAREHOLDER LITIGATION/ ADVERSARY PROCEEDING TO ENJOIN THE ANNUAL MEETINGS OF STOCKHOLDERS

     On February 21, 1995, all the defendants in the Shareholder Litigation other than the Reporting Person (I.E., Edward J. Shoen, James P. Shoen, Aubrey
K. Johnson, John M. Dodds and William E. Carty, referred to as the "Director Defendants") filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in an automatic stay of the execution on the Arizona Judgment against those defendants. Their cases are being jointly administered in the United States Bankruptcy Court for the District of Arizona (Jointly Administered Case No. 95-1430-PHX-JMM). The following description of certain portions of the bankruptcy proceedings is taken from various public filings made by the Director Defendants and others in the jointly-administered proceedings.

     Under reorganization plans submitted by the Director Defendants on April 25, 1995, the Director Defendants proposed to transfer (or cause to be transferred) to a stock transfer trust (the "Stock Transfer Trust"), property having a stipulated or adjudicated value in excess of $461.8 million. Each of the plaintiff-creditors would receive a trust certificate representing an undivided, fractional beneficial interest in the Stock Transfer Trust. According to the respective Disclosure Statements, the property transferred to the Stock Transfer Trust was expected to consist of (i) approximately $300 million in Series B 7 1/2% non-voting cumulative redeemable preferred stock issued by the Company or one of its subsidiaries; (ii) a 1993 REMIC certificate held by the Company with a face value of $11,518,452, evidencing a pool of 61 commercial mortgage loans secured by mortgages or deeds of trust on 60 self-storage properties; (iii) mortgage loans with an aggregate principal balance of approximately $109,913,871 on property held by the Company, one or more of its subsidiaries, or two corporations affiliated with the Company; and (iv) real property held free and clear by the Company or its subsidiaries having a total value of approximately $50 million. According to the reorganization plan, upon the funding of the Stock Transfer Trust, the plaintiffs participating in the Stock Transfer Trust would be obligated to transfer their shares of Common Stock to the Company or its designee.

     Alternatively, and in lieu of their respective proportionate shares of the property to be transferred to the Stock Transfer Trust, the proposed plans provided that each of the plaintiff-creditors could elect to participate in a settlement and receive a discounted cash payment in full satisfaction of his or her proportionate claim, in an amount of up to $350 million. This discounted settlement amount, according to the disclosure statements, would be paid by AMERCO to satisfy the claims of the plaintiff-creditors electing to participate in the settlement. One plaintiff-creditor accepted this offer to settle in October 1995 for a cash payment made by AMERCO of $74,084,999.

     In exchange for accepting either an interest in the Stock Transfer Trust or the discounted cash settlement, under the reorganization plans, the plaintiff-creditors would be obligated to transfer their Common Stock to AMERCO or its designee.

     In its Memorandum Decision dated January 26, 1996, the Bankruptcy Court denied confirmation of the Director Defendants' plans of reorganization. On February 23, 1996, the Director Defendants moved for rehearing and for an order denying standing with respect to the Reporting Person, which motion was denied by order dated March 4, 1996.

     Also after the Bankruptcy Court denied confirmation, the Director Defendants, on January 29, 1996, proposed further modifications to their reorganization plans. On March 15, 1996, the plans were confirmed as modified. The modified plans provide that their Effective Date will occur on or before October 1, 1996. The Effective Date can be extended, however, should circumstances warrant, as determined by the Bankruptcy Court.

     Prior to confirmation of the Director Defendants' modified plans, the Company paid an aggregate of $69,013,766.88 to two additional plaintiff-creditors in satisfaction of their claims under the Arizona Judgment (excluding punitive damages). The plans provide for payment in cash of the balance of the principal amount owed under the Arizona Judgment (excluding punitive damages) by the Effective Date. The Director Defendants have reserved the right to challenge whether interest on the Arizona Judgment is required to be paid to the remaining plaintiff-creditors as a condition to transfer of their stock on the Company.

     Also on April 25, 1995, the Director Defendants filed an action in the United States Bankruptcy Court for the District of Arizona entitled EDWARD J. SHOEN, ET AL. V. LEONARD S. SHOEN, ET AL., Case No. 95-1430-PHX-JMM, Adversary No. 95-284, seeking injunctive relief to prevent AMERCO from conducting its 1994 and 1995 annual meetings of stockholders until the "effective date" of the Director Defendants' reorganization plans and/or to prevent the plaintiffs from voting their Common Stock in any stockholder meeting that was held prior to such confirmation and transfer of the plaintiffs' stock pursuant to the Arizona Judgment.

     The adversary proceeding brought by the Director Defendants in their bankruptcy cases was intended to postpone any election for so long as the plaintiffs still own and could vote their shares, since the plaintiffs' faction controlled the largest block of AMERCO shares and therefore could directly impact management and control of the Company, as well as perhaps make it impossible for the Director Defendants to proceed further with their proposed plans of reorganization. The Reporting Person opposed this attempt on the part of the Director Defendants to obtain a temporary restraining order and preliminary injunction. Although the plaintiff-creditors and the Reporting Person opposed the Director Defendants' action, on June 8, 1995, the Bankruptcy Court granted their motion to postpone the election of directors, and therefore, no annual meeting of AMERCO stockholders has been held since September 1993.

     During the spring of 1995, the delayed 1994 Annual Meeting was rescheduled for July 21, 1995, but was postponed by order of the Bankruptcy Court on May 26, 1995, when a temporary restraining order was issued, as described below. When held, two directors are to be elected for four year terms and one director is to be elected to a one-year term. At the 1995 Annual Meeting, two additional directors are to be elected for four-year terms.

THE SETTLEMENT WITH PLAINTIFFS IN THE SHAREHOLDER LITIGATION

     Although he at the time was jointly and severally liable with the Director-Defendants for the $461.8 million Arizona Judgment in the Shareholder Litigation, the Reporting Person chose not to file for federal bankruptcy protection. Instead, he negotiated a settlement with the plaintiffs in the Shareholder Litigation and sought relief from stays.

     On or about April 25, 1995, the Reporting Person entered into a settlement agreement with the plaintiffs. Under the terms of this settlement, the Reporting Person agreed to pay the plaintiffs $1,500,000 toward the reduction in principal on the Arizona Judgment. In consideration therefor, the plaintiffs agreed to release any and all executions of judgment against the Reporting Person and his property and agreed that no interest would accrue or be payable by the Reporting Person, personally, or his assets, under the Arizona Judgment for period. In addition, the plaintiffs agreed that no interest would accrue or be payable by the Reporting Person personally, or by his assets, under the Arizona Judgment. In his attempts to make a good faith effort to satisfy the Arizona Judgment in accordance with the agreement, the Reporting Person agreed to approach prospective purchasers to discuss the sale of the plaintiffs' shares representing 47% of AMERCO outstanding Common Stock on the open market. In order for the Reporting Person to implement the settlement agreement, the Reporting Person sought stay relief to market the shares and to remove the "poison pill" resolution which required the consent of the AMERCO board of directors to any transfer of a controlling block of common stock. On June 30, 1995, the Bankruptcy Court entered an order denying the Report Person's request for stay relief.

II.  SALES OF SECURITIES

     Since the original filing of the Schedule 13D, the Reporting Person has engaged in the following transactions in the Common Stock of AMERCO:

     1. On June 30, 1994, the Reporting Person sold an aggregate of 58,825 shares to the ESOP Trust. The shares were sold to the ESOP Trust at $17.00 (aggregate gross proceeds of approximately $1,000,000), the most recent appraised value for the Common Stock. This transaction represented the culmination of the delayed share repurchase transaction, which was one of the subjects of the Arbitration. Because this repurchase transaction was between the Reporting Person and a second party to the Stockholder Agreement, the total number of shares beneficially owned by the Group, as reflected on the Cover Page of this Amendment No. 1 to Schedule 13D, did not change.
     2. On January 17, 1995, the Reporting Person sold an aggregate of 50,632 shares to the ESOP Trust. The shares were sold to the ESOP Trust at $19.85 per share, the closing sales price of the AMERCO Common Stock on the last trading day preceding the closing(aggregate gross proceeds of approximately $1,000,000).

     3. On March 16, 1995, the Commission declared effective AMERCO's Registration Statement on Form S-3, SEC File No. 33-57125 (the "Paul Shoen Registration Statement") covering the offer and sale of 500,000 shares of AMERCO Common Stock owned by the Reporting Person. The Reporting Person sold an aggregate of 500,000 shares in a bona fide underwritten public offering, at an initial public offering price of $19.50, for aggregate gross proceeds of $9,750,000. The closing of the public offering was held on March 22,1995. This closing represented the culmination of the public offering required by the Reporting Person's exercise of certain of his registration rights and was conducted under the supervisory authority of the panel of arbitrators in the aforementioned Arbitration.

     4. Between May 23, 1995 and May 29, 1996, the Reporting Person has engaged in a series of sales pursuant to Rule 144, as follows:


          May 23, 1995               45,000 shares            $  984,385.00
          June 5, 1995               10,000 shares               215,000.00
          June 6, 1995                2,500 shares                53,750.00
          June 7, 1995                2,500 shares                53,750.00



          June 19, 1995              27,000 shares               588,937.50
          November 1, 1995           10,000 shares               172,500.00
          November 8, 1995           10,000 shares               180,000.00
          November 17, 1995           5,000 shares                99,375.00
          November 17, 1995           5,000 shares                98,750.00
          November 17, 1995          25,000 shares               493,750.00
          November 22, 1995           8,000 shares               152,000.00
          November 30, 1995          45,000 shares               877,500.00
          December 5, 1995           10,000 shares               196,250.00
          December 7, 1995            5,000 shares                98,750.00
          December 28, 1995           2,000 shares                  410,000
          January 3, 1996            55,000 shares             1,117,187.50
          January 4, 1996            25,000 shares               507,812.50
          April 10, 1996              1,500 shares                33,187.60
          April 10, 1996              4,500 shares                94,500.00
          April 10, 1996              1,000 shares                20,250.00
          April 10, 1996              3,000 shares                60,000.00
          April 10, 1996              5,000 shares               105,625.00
          April 19, 1996              5,000 shares               102,500.00
          April 24, 1996              1,000 shares                21,875.00
          April 24, 1996              1,000 shares                22,000.00
          April 24, 1996              1,000 shares                22,125.00
          April 30, 1996              1,000 shares                22,250.00
          April 30, 1996              1,000 shares                22,375.00
          May 1, 1996                 1,000 shares                22,500.00
          May 1, 1996                 1,000 shares                22,625.00
          May 3, 1996                 2,000 shares                45,750.00
          May 3, 1996                 1,500 shares                34,500.00
          May 6, 1996                   500 shares                11,500.00
          May 9, 1996                 3,000 shares                68,525.00
          May 13, 1996                5,000 shares               115,000.00
          May 13, 1996                1,000 shares                23,125.00
          May 13, 1996                2,000 shares                45,500.00
          May 13, 1996                2,000 shares                45,750.00
          May 14, 1996                3,000 shares                69,000.00
          May 14, 1996                2,000 shares                46,250.00
          May 15, 1996                5,000 shares               115,000.00
          May 24, 1996               11,000 shares               233,750.00
          May 29, 1996                1,000 shares                21,625.00


III. POSSIBLE SALE OF PLAINTIFFS' STOCK

     As discussed above, the Reporting Person was a named defendant in the shareholder litigation that resulted in the Arizona Judgment. He has entered into the Settlement Agreement with the plaintiffs, as discussed above, and prior to confirmation of the Director Defendants' reorganization plans, attempted to determine a means by which the Arizona Judgment could be paid other than by the Company as the Director Defendants proposed. It is the Reporting Person's position that it would be in the best interests of AMERCO and its stockholders if an independent buyer or buyers for the plaintiffs' stock could be found, rather than having AMERCO effect the redemption of the plaintiffs' stock upon payment by AMERCO of the consideration proposed by the Director Defendants. As a result, the Reporting Person entered into discussions with potential purchasers from time to time after

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

entry of the judgment. He reached no definitive agreements with any party. He has no plans to purchase such stock himself. In fact, the Reporting Person has been periodically selling a portion of his stake in AMERCO, and intends to continue to do so for the foreseeable future. See paragraph 4 above and Item 5 below for details of the Reporting Person's sales of AMERCO Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The information set forth in Item 5 is revised in its entirety to read as follows:

     The interest of the Reporting Person in the securities of AMERCO, without regard to the Stockholder Agreement, is as follows:

     (i)  Aggregate number of shares:   2,493,058(1)
    (ii)  Percentage of class:               7.4%(2)
____________
(1) Does not include 779.33 shares allocated to the Reporting Person's account in the AMERCO Employee Savings and Profit Sharing and Employee Stock Ownership Trust or 71,976 shares owned indirectly through Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982.

(2) Based on 32,790,923 shares outstanding, which includes 27,028,428 shares of Common Stock and 5,762,495 shares of Series A Common Stock, pursuant to the Company's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1995.

     The Reporting Person has sole power to vote or to direct the vote of the shares set forth above and sole power to dispose or to direct the disposition of the shares set forth above. AMERCO's Restated By-laws contain certain restrictions on disposition of the shares, including a right of first refusal in favor of the Company. However, on or about January 10, 1995, AMERCO amended its Restated By-laws to modify the right of first refusal to permit certain transactions, including sales made in a bona fide underwritten public offering or in a bona fide public distribution pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act").

     The Reporting Person has effected no transactions in AMERCO Common Stock during the past sixty days.

     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the AMERCO Common Stock of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 6 is revised in its entirety to read as follows:

STOCKHOLDER AGREEMENT

     The Reporting Person and others entered into the Stockholder Agreement, as amended, in May 1992. The signatories to the Stockholder Agreement were Edward
J. Shoen, an individual, Mark V. Shoen, an individual, Sophia M. Shoen, an individual, James P. Shoen, an individual, Paul F. Shoen, an individual, certain corporations controlled by the individuals, and The AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust dated as of May 1, 1992 (the "Plan" or the "ESOP"). See "The Arbitration/Termination of the Stockholder Agreement" and "The Settlement with AMERCO and Related Parties," above, for a discussion of Sophia M. Shoen's notice of termination of the Stockholder Agreement. The Reporting Person believes that the Stockholder Agreement has been terminated and he has not entered into a new agreement with the members of the Group or any other persons.


SHARE REPURCHASE AND REGISTRATION RIGHTS AGREEMENT (THE "REGISTRATION RIGHTS AGREEMENT")

     The Registration Rights Agreement between the Reporting Person and AMERCO restricts the disposition of Common Stock held by the Reporting Person. In exchange for such restrictions, the Reporting Person was granted the ability to dispose of his shares of AMERCO Common Stock through share repurchase and public offering registration rights.

     Pursuant to the Registration Rights Agreement, the Reporting Person had the right to, and did, elect to require AMERCO (either directly or indirectly through the ESOP) to repurchase, with certain limitations and over a 3-1/2 year period, an aggregate of $3,000,000 of AMERCO Common Stock owned by the Reporting Person. Pursuant to the Registration Rights Agreement, (i) on May 15, 1992, Pafran, Inc. (the former personal holding company of the Reporting Person) sold 23,148 shares of Common Stock to the ESOP Trust at the appraised value of $10.80 per share, for an aggregate sales price of approximately $250,000; (ii) on April 30, 1993, the Reporting Person sold 48,387 shares of Common Stock to the ESOP Trust at the appraised value of $15.50 per share, for an aggregate sales price of approximately $750,000; (iii) on June 30, 1994, the Reporting Person sold an aggregate of 58,825 shares of Common Stock to the ESOP Trust at the appraised value of $17.00 per share, for an aggregate sales price of approximately $1,000,000; and (iv) on January 17, 1995, the Reporting Person sold an aggregate of 50,632 shares of Common Stock to the ESOP Trust at $19.75 per share, the closing sales price on the last trading day preceding the transaction, for an aggregate sales price of approximately $1,000,000.

     Under the Registration Rights Agreement, the Reporting Person, subject to certain limitations and restrictions, may also elect to cause AMERCO to effect a registration under the 1933 Act, and applicable state securities laws of shares of Common Stock (or, if certain conditions are met, other AMERCO securities having greater liquidity or marketability) held by the Reporting Person. Only two such registrations may be requested. All expenses of such registrations are to be borne by the Company except underwriting discounts and commissions. The first registration obligation was fulfilled on March 22, 1995 upon the closing of the underwritten public offering of 500,000 shares owned by the Reporting Person. See Section II of Item 4, above. The Reporting Person may exercise one remaining registration right demand, but he has no current intention to do so.

     The description of the Share Repurchase and Registration Rights Agreement contained herein is qualified in its entirety by reference to the Share Repurchase and Registration Rights Agreement, a copy of which is attached to the
Schedule 13D filed by the Group in May 1992.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     In addition to the Exhibits filed with the Original Schedule 13D, the following are filed as Exhibits to this Amendment No. 1 to Schedule 13D:

     Settlement Agreement, dated as of February 3, 1995 among the Reporting Person, AMERCO, the AMERCO Directors and the AMERCO Trustee.

     Agreement, dated April 25, 1995 among the Reporting Person and the Plaintiffs in the Shareholder Litigation.


                                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

     Dated this 30th day of May, 1996.



                                             /s/  Paul F. Shoen
                                        ----------------------------------------
                                                  Paul F. Shoen

                                INDEX TO EXHIBITS

                                                            SEQUENTIAL PAGE
EXHIBITS                                                         NUMBER

   1.     Stockholder Agreement, dated as of May 1,
          1992 among all members of the Group(1)

   2.     Share Repurchase and Registration Rights
          Agreement dated as of March 1, 1992 among the Reporting Person, Pafran, Inc. and AMERCO(2)

   3. Letter dated April 8, 1994 from counsel to the Reporting Person to counsel to AMERCO giving notice of anticipatory breach of the Share Repurchase and Registration Rights
          Agreement(3)

   4. Shareholder Proposal and accompanying exhibits submitted to AMERCO by the Reporting Person pursuant to Rule 14a-8 for consideration at the 1994 Annual Stockholders Meeting(2)

   5. Notice and accompanying exhibit pertaining to submission of three Shareholder Proposals to AMERCO by the Reporting Person for consideration at the 1994 Annual Stockholders Meeting(3)

   6. Notice and accompanying exhibit pertaining to the Reporting Person's nomination of himself as a Class IV Director, to stand for election at the 1994 Annual Stockholders Meeting(3)

   7.     Settlement Agreement, dated as of February 3,
          1995 among the Reporting Person, AMERCO, the AMERCO Directors and the AMERCO Trustee

   8. Agreement, dated as of April 25, 1995 among the Reporting Person and the Plaintiffs in the Shareholder Litigation

____________
(1) Incorporated by reference to a previously-filed Schedule 13D filed by the Group (including the Reporting Person) on May 21, 1992.

(2) Filed as part of the Original Schedule 13D only in paper format pursuant to Rule 101(c)(3) of Regulation S-T.

(3)       Filed as part of the Original Schedule 13D.